

November 23, 2005

By U.S. Mail and Facsimile at (212) 715-8280

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re:** **Net2Phone, Inc.**
> **Schedule TO-T/13E-3 filed November 10, 2005, as amended**
> **Filed by IDT Corporation and NTOP Acquisition, Inc.**
> **File No. 5-56655**

Dear Mr. Dienstag:

We have the following comments on the above-referenced filing:

Schedule TO/13E-3

1. Please tell us how you intend to disseminate the revised offer. Also, depending on your responses to our comments, it appears that the offer should remain open for 20 business days after dissemination of a revised document that includes responses to the comments below. Tell us your plans in this regard.

2. Please confirm that you have disclosed all plans as required by Item 1006(c) of Regulation M-A.

3. Provide us your detailed legal analysis regarding whether any members of the board of IDT Corporation or Net2Phone or any members of Net2Phone's management are affiliates engaged in this Rule 13e-3 transaction and should be included as filing persons on the Schedule 13E-3. For additional guidance, refer to section II. D. 3. of our Current Issues Outline, publicly available on our website, www.sec.gov. For instance, it appears that Mr. Jonas and Mr. Courter, as members of the Net2Phone board, are affiliates of Net2Phone and that their affiliation with IDT potentially renders them engaged in the transaction.

4. You should also analyze whether individuals included as filing persons on the Schedule 13E-3 should be included as bidders on the Schedule TO as well. A bidder includes any person "on whose behalf" a tender offer is made. Please review section II.D.2 of the Current Issues Outline. Include any persons who you believe are bidders in this offer, or provide a supplemental analysis explaining

why you have not done so. Note that only persons or entities that are <u>both</u> Schedule 13E-3 filers and bidders on the Schedule TO may file jointly.

5. If additional bidders are included, each must independently satisfy the disclosure and dissemination requirements of Schedule TO. Please be aware that adding new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer, depending on the amount and materiality of any new disclosure.

<u>Offer to Purchase</u>

<u>Summary Term Sheet, page ii</u>

6. Revise the summary term sheet to highlight the fairness determinations with respect to each group of unaffiliated security holders.

<u>Introduction, page 1</u>

7. We note your statement that you reserve the right "to terminate this offer at any time." It is the Staff's position that the offer can only be terminated prior to expiration upon the assertion of a condition. Please confirm your understanding of this.

8. We note your statement that you undertake no obligation update forward looking statements. Revise to clarify your duty to amend the Schedule to reflect a material change in the information previously disclosed as set forth in Rules 13e-3(d)(2) and (f)(1)(iii) and Rule 14d-3(b).

9. We note your disclaimer of responsibility for information contained in your offering document that has been furnished by or extracted from Net2Phone's reports and other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

<u>Special Factors, page 3</u>

<u>Background, page 3</u>

10. Please expand the second paragraph to explain why IDT's ownership, assuming conversion, represents 40.19% of the outstanding common stock, but represents 56.23% of the voting power.

11. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both

preliminary and final reports.  Revise to summarize all the presentations made by Blackstone and any other outside parties during the course of the meetings you have described, and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.  For example, summarize the discussions and file any written reports that Blackstone provided in connection with the September 16, 2005 meeting.

Position of IDT Regarding the Fairness of the Offer and the Merger, page 12

12. We note your fairness determination references "public shareholders." Please revise to expressly indicate whether each filing person believes the Rule 13e-3 transaction is both substantively and procedurally fair to the company's <u>unaffiliated</u> shareholders and the bases for the belief.  Refer to Item 1014(a) of Regulation M-A. and Question and Answer No. 21 of Exchange Act Release No. 34-17719.

13. As this transaction may have different effects on unaffiliated security holders who choose to tender and those who choose not to tender, you should revise your fairness discussion to provide a fairness determination with respect to each group of *unaffiliated* security holders.  See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

14. We note that you address shareholders who will be cashed out in this transaction briefly on page 14.  As this transaction will have different effects on different classes of unaffiliated security holders, you should revise your fairness discussion to provide a fairness determination with respect to each group of *unaffiliated* security holders, those who will be cashed out and those who will remain shareholders of the company.  See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

15. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).  For example, please expand your disclosure to discuss and prior purchase prices and discuss any firm offers received by Net2Phone or by IDT for its interest in Net2Phone.

16. If known, please quantify the liquidation value referenced in the fourth bullet point.

17. We note your statement that the share price was at a 52-week low.  Please provide a more detailed discussion of the historical share prices, including quantification.

Valuation of Net2Phone, page 13

18. Expand your disclosure to explain the basis of IDT's belief that Net2Phone has experienced significant cash burn during its first fiscal quarter of 2006.

19. We note your statement that IDT deems the management projections of Net2Phone as unreliable. If IDT has received management projections, please disclose those projections and explain the basis for your belief as to their unreliability.

20. Explain why the IDT did not consider any publicly traded companies to be comparable to Net2Phone.

Certain Allegations Against IDT, page 18

21. Please disclose the basis for your denial of each of the referenced allegations.

Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Merger, page 19

22. We note your statement regarding the $77 million of unrestricted cash, cash equivalents and securities on Net2Phone's balance sheet, which may be used to fund a portion of the consideration to be paid in the Offer and the Merger. Please expand your disclosure to explain how you intend to utilize the assets of the target to fund the Offer. If the funds of the target may be utilized in the Offer, please explain why the target is not identified as a bidder pursuant to Rule13e-4 or a filing person pursuant to Rule 13e-3. In addition, clarify whether IDT has sufficient funds for the offer, assuming it is fully subscribed, absent the $77 million discussed herein.

Alternatives to the Offer, page 20

23. Discuss all of the material alternatives that the filing parties considered and explain why they were deemed inferior to the Offer and Merger. For instance, disclose whether any transactions with third parties were considered, or whether board considered a one-step merger transaction.

<u>The Merger, Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer, page 21</u>

24. Describe the effects of the Rule 13e-3 transaction on the filing persons and unaffiliated security holders, and quantify the benefits and detriments to the extent practicable.  Refer to Instruction 2 to Item 1013 of Regulation M-A.

25. Describe the effects of the transaction on each filing person's interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages.  Refer to Instruction 3 to Item 1013 of Regulation M-A.

26. Disclose, if true, that the affiliates and security holders who maintain an interest in Net2Phone will benefit from the company's future use of operating loss carryforwards.  Quantify this benefit to the extent practicable.  See Instruction 2 to Item 1013 of Regulation M-A.

27. Provide a discussion of the tax consequences to affiliated and unaffiliated holders.  Refer to Item 1013(d) of Regulation M-A.  Please note that disclosure required by Item 7 of Schedule 13E-3 must be disclosed in the "Special Factors" section in the front of the disclosure document.  Refer to Rule 13e-3(e)(1)(ii).

<u>The Offer, page 29</u>

<u>Acceptance for Payment and Payment of Shares, page 30</u>

28. You indicate that you will pay for shares "as soon as practicable" after the acceptance date.   You must pay for or return all securities deposited into the offer promptly after expiration or withdrawal of the offer.  See Rule 14e-1(c).  Please revise here, and throughout, as appropriate.

29. Revise the language reserving the right to delay payment "in order to comply in whole or in part with any applicable law."  Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

<u>Material U.S. Federal Income Tax Consequences, page 34</u>

30. Delete the disclaimer that the discussion of U.S. federal income tax consequences is "for general information only."

<u>Incorporation by Reference, page 38</u>

31. You cannot incorporate information except as provided on Schedule TO and Schedule 13E-3.  Revise to eliminate the forward-incorporation by reference included in this section.

Source and Amount of Funds, page 39

32. Please indicate whether Net2Phone is a subsidiary for purposes of this section.

Conditions of the Offer, page 41

33. Clarify whether any of the existing law suits trigger any of the conditions discussed in this section.

34. You state that you may waive any of the conditions to the offer "at any time and from time to time." Reserving the right to waive the conditions "at any time and from time to time" suggests that conditions to the offer may be raised or asserted before expiration of the offer but waived following expiration of the offer. It is the staff's position that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be waived before the expiration of the offer. Please revise the disclosure to make clear that any conditions that have been satisfied during the offer will be waived, if at all, on or before expiration of the offer.

Closing Information

Please revise your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of

November 23, 2005

       the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Direct any questions to me at (202) 551-3345.  You may also contact me via facsimile at (202) 772-9203.

       Sincerely,


       Michael Pressman
       Special Counsel
       Office of Mergers and Acquisitions